Exhibit 10.10

January 20, 2012

Dr. Athena Countouriotis

2295 Galena Avenue

Carlsbad, CA 92009

Dear Athena:

I am very pleased to make you an offer to join Ambit Biosciences Corporation (the “Company”). This letter sets forth the terms of our offer for you to join the Company.

Position:	Chief Medical Officer

Start Date:	The tentative start date, to be agreed upon by you, will be February 8, 2012.

Reporting Relationship:	You will report directly to Michael A. Martino, President & Chief Executive Officer. It is currently anticipated that Ambit’s clinical, regulatory and project management functions will report to you.

Major Responsibilities:	Your responsibilities will include, but not be limited to:
	•	Managing and developing a high performing regulatory affairs and clinical development organization;
	•	Providing clinical development insight and leadership to ensure that the Company achieves its’ major goals, appropriately resetting priorities and identifying compelling new opportunities;
	•	Liaising effectively with multiple internal functions, particularly finance and business development;
	•	Providing leadership to drug development and clinical operations strategies and execution plans spanning drug discovery to clinical Phases l-IV;
	•	Designing and executing clinical trials to aggressive timelines and budgets;
	•	Developing and maintaining key thought leader relationships;
	•	Being a member of key management and steering committees with third party CRO’s, collaborative partners, etc., who are part of the Company’s drug discovery, research and clinical development efforts;
	•	Serving as the clinical lead for advisory meetings;
	•	Leading the development and execution of the clinical strategy, and expand the capabilities of the clinical team in support of Ambit’s growth strategy; and
	•	Representing the Company at meetings with the FDA, EMEA, analysts and investors.

Location:		You will be based in San Diego, California.

Ambit Biosciences Corporation

4215 Sorrento Valley Boulevard

San Diego, CA 92121

tel 858-334-2100 fax 858-334-2198

www.ambitbio.com

Compensation:	You will be a regular full-time, exempt employee. You will receive a gross monthly salary of $27,916.67 (equivalent to $335,000 on an annualized basis) which will be paid semi-monthly in arrears in accordance with the Company’s normal payroll procedures. During your first two years of employment, in addition to the foregoing monthly base salary, you also will receive gross monthly payments of $2,500 (equivalent to an additional $30,000 on an annualized basis and $60,000 in total over such two year period). Thus, during such two year period, your gross annual salary will effectively be $365,000. If, during the term of your employment but prior to the expiration of such two-year period and prior to an initial public offering by the Company, a Covered Transaction (defined below) occurs and your employment is terminated by the Company without Cause (defined below), the Company will pay you in a lump sum concurrent with such termination any unpaid portion of such additional $60,000 gross salary (offset to the extent the gross salary actually paid to you by the Company prior to such termination exceeds the amounts provided for above).

For purposes of this Agreement:

“Covered Transaction” means the occurrence, in a single transaction or in a series of related transactions of the first to occur of the following events that also constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the Company’s assets, as described in Treasury Regulations Section 1.409A-3(i)(5): (1) a merger or consolidation of the Company in which the Company’s stockholders immediately prior to such transaction do not immediately following such transaction own at least a majority of the surviving corporation’s voting shares; (2) a sale of all or substantially all of the Company’s assets or (3) a sale or other transfer of shares of the Company’s capital stock as a result of which the Company’s stockholders immediately prior to such transaction do not immediately following such transaction own at least a majority of the surviving corporation’s voting shares, other than a transaction involving the issuance of shares by the Company primarily for the purpose of raising capital for the Company.

“Cause” means the occurrence of any of the following: (i) your conviction of any felony or any crime involving fraud or dishonesty that has a material adverse effect on the Company; (ii) your active participation (whether by affirmative act or material omission) in a fraud, act of dishonesty or other act of misconduct against the Company and/or its affiliates; (iii) conduct by you which, based upon a good faith and reasonable factual investigation by the Board of Directors of the Company (the “Board”), demonstrates your gross unfitness to serve; (iv) your material violation of any statutory or fiduciary duty, or duty of loyalty, owed to the Company; (v) your breach of any material term of any material contract between you and the Company and the failure to cure such breach within 30 days of written notice; or (vi) your repeated violation of any material Company policy. An occurrence of “cause” as set forth in the preceding sentence shall be based upon a good faith determination by the Board. The determination that a termination is for Cause shall be by the Board in its sole and exclusive judgment and discretion.

“Complete Disability” means your inability to perform your duties under this Agreement, whether with or without reasonable accommodation, because you have become permanently disabled within the meaning of any policy of disability income insurance covering employees of the Company then in force. In the event the Company has no policy of disability income insurance covering employees of the Company in force when you become disabled, the term “Complete Disability” shall mean your inability to perform your duties under this Agreement, whether with or without reasonable accommodation, by reason of any incapacity, physical or mental, which the Board, based upon medical advice or an opinion provided by a licensed physician acceptable to the Board, determines to have incapacitated you from satisfactorily performing all of your usual services for the Company, with or without reasonable accommodation, for a period of at least one hundred twenty (120) days during any twelve (12) month period (whether or not consecutive). Based upon such medical advice or opinion, the determination of the Board shall be final and binding and the date such determination is made shall be the date of such Complete Disability for purposes of this Agreement.

Equity:	Following commencement of your full-time employment we will recommend to the Board that you be granted an option to purchase up to 1,250,000 shares of Common Stock of the Company at the current fair market value as determined by the Board. The option will vest according to the following schedule: 25% of the shares subject to the option shall vest on the first anniversary of your start date and the remainder shall vest at a rate of one forty-eighth (1/48) each month thereafter until the option is fully vested on the fourth anniversary of your start date, in each case so long as you remain employed with the Company. The option will be subject to the terms of the Company’s Amended and Restated 2011 Equity Incentive Plan (the “Plan”) and related form of stock option grant agreement (the “Option Agreement”).

Following the first closing during the term of your employment of the next equity financing transaction in which the Company issues shares of Preferred Stock to investors (other than shares issued in the Second Tranche Closing pursuant to Section 2.2 of the Series D-2 and Series D-3 Preferred Stock and Warrant Purchase Agreement dated May 9, 2011 among the Company and the Purchasers named therein, as such Agreement is in effect on the date hereof) (the “Next Equity Financing”), we will recommend to the Board that you be granted an additional stock option pursuant to the Plan to purchase that number of shares of Common Stock of the Company which, together with all shares of Common Stock of the Company issued or subject to stock options previously granted to you, represents in the aggregate not less than 1% of the fully-diluted capitalization of the Company (defined below) immediately following such Next Equity Financing; provided, however, that if such Next Equity Financing is an External Equity Financing (defined below), then solely for purposes of calculating the number of shares of Common Stock of the Company issuable pursuant to such additional stock option, the number of shares issued pursuant to such External Equity Financing shall be deemed to be the number determined by dividing the aggregate consideration paid for the shares of Preferred Stock issued in such External Equity Financing by the greater of (a) the price per share at which such shares of Preferred Stock were actually issued or (b) $0.70.

“External Equity Financing” means the next equity financing transaction in which the Company issues shares of Preferred Stock to investors including new, external investors none of whom (together with their affiliates) are existing investors in the Company. Such option will have an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant and will be subject to a time based vesting schedule that commences as of the date of grant of such option on terms substantially consistent with the vesting schedule set forth above for your initial option grant.

“Fully-diluted capitalization of the Company” means (1) all issued and outstanding equity securities of the Company, (2) all shares issuable upon the conversion, exercise, or exchange of any outstanding options, warrants, or other convertible or exchangeable securities of the Company (but excluding shares issuable upon the exercise of warrants that are not, as of the date of this agreement, exercisable), (3) all shares to be issued in the Second Tranche Closing pursuant to Section 2.2 of the Series D-2 and Series D-3 Preferred Stock and Warrant Purchase Agreement dated May 9, 2011 among the Company and the Purchasers named therein, as such Agreement is in effect on the date hereof, (4) all shares reserved for future issuance pursuant to the Plan and (5) all shares issuable to GrowthWorks Canadian Fund Limited Ltd. (“GrowthWorks”) pursuant to the terms of the Amended and Restated Put Agreement among the Company, GrowthWorks and Ambit Biosciences (Canada) Corporation dated as of October 30, 2007, as amended.

Incentive Bonus:	You will be eligible to receive a discretionary annual incentive bonus, initially targeted at up to 30% of your annual base salary. Payment of the bonus is conditional on meeting corporate and individual goals as determined by the Board in its sole discretion. Bonus payout is pro-rated based on hire date. Any awarded bonus will be paid not later than March 15 of the year following the year in which your right to such amount became vested.

Severance:	In the event of your termination of employment for any reason the Company shall pay your base salary and accrued and unused vacation benefits earned through the date of termination, at the rate in effect at the time of termination, less standard deductions and withholdings (the “Accrued Benefits”).

If you are terminated without Cause, in addition to the Accrued Benefits, provided that you furnish to the Company an executed waiver and release of claims in the form attached hereto as Exhibit A (the “Release”) within the time period specified therein but in no event later than forty-five (45) days following your termination, and if you allow such Release to become effective in accordance with its terms, then you shall be entitled to the following “Severance Benefits”: (i) continuation of your base salary, at the rate in effect at the time of termination, for a period of six (6) months following the termination date and (ii) assuming that you timely elect COBRA continuation coverage, the Company shall pay directly to the insurance provider the premium for COBRA continuation coverage for you and your family for a period of twelve (12) months following the termination date (the “COBRA Payment Period”) or until the effective date of new healthcare coverage eligibility available through new employment, whichever comes first. Such severance payments will be subject to standard payroll deductions and withholdings and will be made on the Company’s regular payroll cycle, provided, however, that any severance payments otherwise scheduled to be made prior to the effective date of the Release shall accrue and be paid in the first payroll period that follows such effective date. In addition, if such termination without Cause, occurs within the twelve (12) months immediately following the effective date of a Covered Transaction, so long as if you have furnished to the Company an executed Release within the time period specified therein but in no event later than forty-five (45) days following your termination and such Release has become effective in accordance with its terms, the vesting of any unvested shares subject to any stock options theretofore granted to you pursuant to the Plan shall accelerate such that you shall become vested in one hundred percent (100%) of such options on the effective date of the Release.

Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your eligible family members elect COBRA continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the earlier of (i) expiration of the COBRA Payment Period, or (ii) the date you become eligible to enroll in a healthcare insurance plan offered by another employer or entity.

You are not entitled to the Severance Benefits in the event of your resignation for any reason, or a termination of employment due to your death or Complete Disability. In such termination, you are only entitled to the Accrued Benefits, and any benefits to which you may be entitled under the terms of the Company’s life and disability benefit plans in which you participate, if any.

Following payment of the Accrued Benefits and any Severance Benefits to which you may be entitled, the Company shall thereafter have no further obligations to you under this Agreement, except as otherwise provided by law (and except as provided otherwise in your stock option agreements with the Company). Nothing in this Agreement or in the Release is intended to modify any right to benefits that you may have under the “Carve Out Benefit” letter agreement entered into concurrently with this Agreement (the “Carve Out Agreement”).

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

Benefits:	The beginning of the month following your start as a full-time employee you and your eligible dependents will be able to enroll in the following insurance plans: medical, dental, vision, life, AD&D, and disability. You will also be eligible for our 401(k) and flexible benefit plans.

You will accrue paid personal leave (PPL) according to Company guidelines. In your first year as a full-time employee you will accrue 20 days of PPL. The Company has also established 12 paid holidays per calendar year.

Except as otherwise provided in an agreement between you and the Company, if any payment or benefit that you would receive from the Company or otherwise in connection with a Change in Control (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (as defined herein). The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the manner that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit for you, the items so reduced will be reduced pro rata. Within any such category of payments and benefits, a reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and then with respect to amounts that are. In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount as determined pursuant to clause (x) in the preceding paragraph is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined pursuant to clause (y) in the preceding paragraph, you will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason, upon not less than 30 days advance written notice to the Company. The Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

As a Company employee, you will be expected to abide by Company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the Company rules of conduct, which is included in our employee handbook. You will also be expected to sign and comply with an Employee Proprietary Information and Inventions Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

In your continued work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto the Company’s premises or use in your work for the Company any unpublished documents or property belonging to any former employer or third party that you are not authorized to use and disclose. You represent further that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company. By accepting continued employment with the Company, you are representing that you will be able to perform your job duties within these guidelines.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to your employment, or the termination of that employment, will be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration pursuant to both the substantive and procedural provisions of the Federal Arbitration Act in San Diego, California conducted by the Judicial Arbitration and Mediation Services/Endispute, Inc. (“JAMS”), or its successors, under the then current rules of JAMS for employment disputes; provided that the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. Accordingly, you and the Company hereby waive any right to a jury trial. Both you and the Company shall be entitled to all rights and remedies that either you or the Company would be entitled to pursue in a court of law. The Company shall pay any JAMS filing fee and shall pay the arbitrator’s fee. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and the Company each have the right to resolve any issue or dispute involving confidential, proprietary or trade secret information, or intellectual property rights, by court action instead of arbitration.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to Emily Derr, Human Resources Manager. A duplicate original is enclosed for your records. This letter, along with the agreement relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you. If a response is not received by Monday January 30, 2012, this offer will be considered null and void.

We look forward to working with you at Ambit Biosciences Corporation. We hope that you will decide to join us as we strive to build a world-class company.

Sincerely,

Ambit Biosciences Corporation

/s/ Michael A. Martino
Michael A. Martino
President & Chief Executive Officer

ACCEPTED AND AGREED TO this

24 Day of JANUARY, 2012

/s/ Athena Countouriotis
Athena Countouriotis

Enclosure
Duplicate Offer Letter